

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 10, 2021

Gregory Beard
Chief Executive Officer
Stronghold Digital Mining, Inc.
595 Madison Avenue, 29th Floor
New York, NY 10022

> **Re: Stronghold Digital Mining, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 8, 2021**
> **File No. 333-260874**

Dear Mr. Beard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology